Exhibit 99.1

                                 Excluded Shares



The Reporting Person's spouse owns 190,000 shares. She has sole voting and dispositive power over these shares.

Mr. Geraci disclaims beneficial ownership over his spouse's shares.

Based upon information provided by the Issuer, as of December 31, 2010, there were 11,008,224 shares of common stock were issued and outstanding. Based on such report Mrs. Geraci owns 1.7% of the outstanding common shares of the Issuer.

This information is provided here for information only and these shares are not deemed to be beneficially owned by the Reporting Person, nor is it any indication that the Reporting Person and Mrs. Geraci are operating as a group, as defined in Section 13(d)(3) of the Exchange Act.